

Yoni Cohen · 3rd
Co-Founder & CEO Armslock - Smart Safety Solutions for
Weapons
Israel · **Contact info**

396 connections

 Armslock

 York University

Experience


Co-Founder & CEO
Armslock
Dec 2016 – Present · 5 yrs
Israel


Team Lead
Ministry of Security
Jul 2013 – Mar 2016 · 2 yrs 9 mos
Tel Aviv Area, Israel

Education


York University
Buisness Entrepreneurship
2016 – 2016


Ariel University
Bachelor's degree, Business Administration and Management, General
2014 – 2016